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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     Solicitation/Recommendation Statement
                           Under Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                               ----------------

                          Full Line Distributors, Inc.
                           (Name of Subject Company)

                          Full Line Distributors, Inc.
                       (Name of Person Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  35967N 10 6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Isador E. Mitzner
                             Chairman of the Board
                          Full Line Distributors, Inc.
                               1200 Airport Drive
                           Ball Ground, Georgia 30107
                                 (770) 479-1877
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                   Copies to:

                           Arthur Jay Schwartz, Esq.
                             Marlon F. Starr, Esq.
                         Smith, Gambrell & Russell, LLP
                            Suite 3100, Promenade II
                          1230 Peachtree Street, N.E.
                          Atlanta, Georgia 30309-3592
                                 (404) 815-3500

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Full Line Distributors, Inc., a Georgia corporation (the "Company" or "Full Line"). The address of the principal executive offices of the Company is 1200 Airport Drive, Ball Ground, Georgia 30107 and the telephone number is
(770) 479-1877.

   (b) Securities. The title of the class of equity securities to which this Statement relates is common stock, without par value, of the Company (the "Common Stock" or the "Shares"). As of July 6, 2001, there were 4,222,501 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

   (b) Tender Offer. This Statement relates to the tender offer by FLD Acquisition Corp. ("Purchaser"), a Georgia corporation and a wholly owned subsidiary of Broder Bros., Co., a Michigan corporation ("Parent" or "Broder"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 13, 2001, offering to purchase all of the outstanding Shares at a price of $2.95 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated July 13, 2001, and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement and are incorporated herein by reference. Parent is a privately held company principally owned by Bain Capital Investors, LLC, a Delaware limited liability company ("BCI").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 9, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit
(e)(1) to this Statement and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of each of Parent and Purchaser are located at 45555 Port Street, Plymouth, Michigan 48170.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth in this Item 3 or as incorporated by reference herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

 Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

   Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's and Purchaser's right pursuant to the Merger Agreement (after acquiring a majority of

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the outstanding Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") otherwise than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

   According to the Schedule TO, following the consummation of the Offer and the Merger, Parent anticipates that the Company Board will be composed solely of members of Parent's management and members of BCI. Outside directors of the Company are compensated for their services as directors of the Company. The compensation provided to directors and executive officers of the Company is described in the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders and is included in the Information Statement attached as Schedule I to this Statement and is incorporated herein by reference.

   All directors and executive officers of the Company who own Shares will receive the Offer Price for their shares in the Offer or the Merger on the same terms as the other shareholders of the Company. As of July 6, 2001, such directors and executive officers of the Company owned in the aggregate 2,626,095 Shares and will receive a payment for their Shares in the aggregate amount of $7,746,980. In addition, certain directors and executive officers own options to purchase an aggregate of 239,500 Shares, which options have exercise prices that are less than the Offer Price. In the Merger, such options will be cancelled and those directors and executive officers will receive cash, on the same terms as other option holders of the Company, in an amount equal to the product of (i) the difference between the Offer Price and the applicable per share exercise price of such option and (ii) the number of shares subject to such option. See Schedule I to this Statement for a listing of ownership of Shares by the directors and executive officers of the Company.

 Certain Arrangements Between the Company and Parent and Purchaser.

   The information set forth under "Summary Term Sheet," "Introduction," "Background of the Offer; Past Contacts or Negotiations with Full Line," "The Merger Agreement; Other Arrangements," "Certain Information Concerning Full Line" and "Certain Information Concerning the Purchaser, Broder and Certain Affiliates" in the Offer to Purchase is incorporated herein by reference.

 Interests of Certain Persons in the Offer and the Merger.

   In considering the recommendations of the Company Board with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain potential conflicts of interest.

   The information contained under "Summary Term Sheet," "Introduction," "Background of the Offer; Past Contacts or Negotiations with Full Line," "The Merger Agreement; Other Arrangements" and "Certain Information Concerning the Purchaser, Broder and Certain Affiliates," in the Offer to Purchase is incorporated herein by reference.

   The Company Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in
Item 4, "The Solicitation or Recommendation."

Item 4. The Solicitation or Recommendation.

 Recommendation of the Company Board

   On July 6, 2001, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger (including, without limitation, for purposes of Section 14-2-1132 of the Georgia Business Corporation Code (the "GBCC") and Article VIII of the

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Company's Bylaws), (iii) authorized the execution and delivery of the Merger
Agreement, (iv) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and (v) recommended that, if required by the GBCC, the Company's shareholders approve and adopt the Merger Agreement and the transactions contemplated thereby. Accordingly, the Company Board recommends that the shareholders of the Company tender their shares pursuant to the Offer. This recommendation is based in part upon an opinion of CoView Capital, Inc. ("CoView"), dated as of July 3, 2001, to the effect that, as of such date, the consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such shareholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by CoView in rendering its opinion. The full text of the Fairness Opinion is attached as Annex A to this Statement and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety.

 Background

   From time to time, the Full Line Board has considered various strategic alternatives for increasing shareholder value, including a recapitalization or the sale of all or part of the Company. On February 5, 2001, Full Line engaged CoView to serve as its exclusive financial advisor with respect to a proposed sale of all or part of the Company. Later in February 2001, Vince Tyra, the Chief Executive Officer of Broder, contacted Isador E. Mitzner, the Chairman and Chief Executive Officer of Full Line, to discuss the possibility of a strategic transaction. During such conference, Mr. Mitzner informed Mr. Tyra that Full Line was currently engaged in the process of evaluating its strategic alternatives and that it had retained CoView to assist it in such evaluations. Following this contact, Broder and its financial advisor, Bain Capital, LLC ("Bain Capital"), initiated a limited review of certain publicly available information concerning Full Line. On March 21, 2001, Broder and Full Line entered into a confidentiality agreement pursuant to which Full Line agreed to provide Broder with certain non-public information regarding Full Line (the "Confidentiality Agreement").

   On March 26, 2001, Mr. Tyra, and certain other representatives of Broder, including Bain Capital, met with Mr. Mitzner, other representatives of Full Line, including CoView, to further discuss a possible strategic relationship between Broder and Full Line. At this meeting, certain background information relating to Full Line was provided and management of Full Line answered general due diligence questions regarding its operations.

   On April 10, 2001, representatives of CoView and Bain Capital participated in a teleconference meeting with Mr. Mitzner wherein, among other things, a possible structure of the acquisition was discussed and requests for additional information were made by Bain Capital. Additional due diligence information was provided to Bain Capital by CoView shortly thereafter.

   On April 16, 2001, representatives of Bain Capital and CoView participated in another teleconference meeting wherein the initial terms of Broder's acquisition proposal were discussed. In its initial proposal, Broder indicated an interest in acquiring the distribution business (and not the manufacturing business) of Full Line. In addition, Broder indicated that its willingness to move forward to finalize its due diligence was conditioned on the parties executing a letter of intent containing, among other things, an exclusivity agreement on the part of Full Line. Over the next several days, representatives of CoView and Bain Capital met to discuss the terms of the proposed letter of intent and possible transaction structures. These discussions resulted in a revised proposal from Broder to acquire the entire company through a cash tender offer at a price to be determined based on the results of Broder's ongoing due diligence investigations.

   On April 20, 2001, representatives of CoView and Bain Capital again met to discuss and negotiate the terms of the proposed acquisition. Broder indicated that it was willing to pay $2.25 per share for all of outstanding common stock of Full Line. CoView responded that Full Line was not prepared to accept an offer price of less than $3.10 per share.


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   On April 26, 2001, representatives of Broder orally made a revised proposal to CoView with an offer price of $2.60. On April 30, 2001, representatives of CoView and Bain Capital met to discuss the revised proposal. CoView communicated to Broder that its client was not prepared to accept an offer price of less than $3.00 per share.

   On May 3, 2001, Broder responded with a further revised proposal with an explanation of what terms would be required to justify a $3.00 per share offer price. Shortly thereafter, representatives of Bain Capital and CoView convened another meeting to negotiate the terms of the possible transaction. Broder proposed a $3.00 per share offer price if, among other things, certain minimum working capital and maximum debt levels were met as of the acquisition date. These negotiations continued over the next week. On May 14, 2001, the parties executed a nonbinding letter of intent outlining the terms of a possible transaction between Broder and Full Line, including a covenant to conduct exclusive negotiations through July 6, 2001. The letter of intent contemplated a $3.00 per Share offer price if, among other things, Full Line's working capital was at least $25.0 million, its maximum debt was less than $14.2 million and the difference between the two numbers was at least $11.2 million (collectively, the "Financial Conditions"). For a more detailed discussion of the letter of intent, see Section 11 of the Offer to Purchase under the caption "The Merger Agreement; Other Arrangements--Letter of Intent."

   During the next several weeks, the parties negotiated the terms of the definitive agreements relating to the Offer and the Merger and Broder continued its due diligence investigations. The original draft of the Merger Agreement contemplated that Broder's obligation to consummate the Offer would be subject to, among other things, the satisfaction of the Financial Conditions and, if such Financial Conditions were not satisfied as of the expiration date of the Offer, Broder would be entitled to terminate its offer and have all of its transaction expenses reimbursed by Full Line.

   On June 28, 2001, the parties and their respective representatives met to review Broder's remaining due diligence items and to negotiate certain open issues under the definitive agreements. During such meeting, the parties agreed to a revised offer price of $2.95 per Share in exchange for the elimination of the Financial Conditions as conditions to the Offer. The definitive agreements relating to the Offer and the Merger were substantially completed shortly thereafter.

   At a meeting of the Full Line Board held on July 3, 2001, the Full Line Board considered the terms of Broder's proposal, including the terms contained in the proposed Merger Agreement. Also at such meeting, CoView reviewed with the Full Line Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Full Line Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 3, 2001) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $2.95 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. CoView's opinion is directed only to the fairness, from a financial point of view, of the $2.95 per Share cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. The Full Line Board recessed its July 3 meeting until a draft Commitment Letter could be reviewed and considered. The Full Line Board reconvened on July 6, 2001 and, having reviewed the Commitment Letter and discussed the proposal, unanimously approved Broder's proposal, the Merger Agreement and the transactions contemplated thereby, subject to satisfactory negotiation and completion of the Merger Agreement and any other related documentation and receipt of an executed Commitment Letter from Broder.

   On July 9, 2001, Broder, the Purchaser and the Executive Shareholders executed the Stockholders' Agreement. Immediately thereafter, Broder, the Purchaser and Full Line executed the Merger Agreement. Prior to its execution, Broder delivered to the Full Line Board an executed copy of the Commitment Letter. In addition, each of Isador E. Mitzner and J. David Keller executed employment and non-compete agreements. The transaction was publicly announced before the U.S. financial markets opened on July 10, 2001.

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   On July 13, 2001, Broder and the Purchaser commenced the Offer.

 Reasons for the Recommendation

   As described above, the Company Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company. In making such determination and its recommendation that the shareholders approve the Merger Agreement and the transactions contemplated thereby, the Company Board considered a number of factors, including, but not limited to, the following:

     1. the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the circumstances under which Parent and Purchaser may terminate the Offer or the Merger Agreement and the provision for payment of all cash subject to a reasonable financing condition;

     2. the financial condition, results of operations, cash flows and prospects of the Company;

     3. the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

     4. the extensive arms-length negotiations between the Company, on the one hand, and BCI, Parent and Purchaser, on the other hand, that resulted in the $2.95 per Share price;

     5. the historical market prices, price-to-earnings and other financial ratios, recent trading activity and trading range of the shares, including the fact that the $2.95 per Share to be paid in the Offer and the Merger represents a premium of approximately 269% over the $0.80 closing sale price for the common stock on the American Stock Exchange on July 9, 2001 (the last trading day prior to public announcement of the execution of the Merger Agreement);

     6. the views expressed by the Company's financial advisor regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of, and uncertainties facing, the Company if it remains independent; (b) the continued viability of the Company's current strategies; (c) the likelihood of achieving maximum long-term value as a public company; (d) the strategic alternatives available to the Company and the associated advantages and disadvantages; and (e) the likelihood that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its shareholders than the Offer and the Merger;

     7. the presentation of CoView made to the Company Board on July 3, 2001, and the Fairness Opinion delivered to the Company Board at its July 3, 2001 meeting (without expressly adopting the analyses reflected in the presentations) to the effect that, as of such date and based upon the terms and conditions of the Merger Agreement and subject to certain matters stated in such opinion, the cash consideration of $2.95 per Share to be received by holders of shares of the Company common stock in the Offer and the Merger was fair, from a financial point of view, to such holders. SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

     8. the Company Board's belief that the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

     9. the current status of the imprintable sportswear industry and the financial resources available to the Company's competitors;

     10. the fact that, although the Merger Agreement does not permit the Company to solicit competing proposals, the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, and subject to certain other conditions, to take a variety of actions to respond to competing proposals, including to withdraw its recommendation of the Merger, and to terminate the Merger Agreement in favor of a Superior Proposal (as defined in the Merger Agreement), provided, that following such termination, the Company must pay Parent a fee of $2.5 million;

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     11. the thin trading market and the lack of liquidity of the Shares and the lack of success, due to the small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, the Company;

     12. the possibility that if a transaction with Parent and Purchaser were not negotiated and the Company remained a publicly owned corporation, a decline in the market price of the Shares or the stock market in general could occur and the price ultimately received by the holders of the Shares in the open market or in a future transaction might be significantly less than the $2.95 per Share included in the Offer and the Merger; and

     13. the business reputation of Bain Capital, LLC, a Delaware limited liability company, Parent and their management, and their financial strength, including their apparent ability to finance the Offer as evidenced by the Commitment Letter.

   As part of its analysis the Company Board also considered the alternative of causing the Company to remain as a public company. The Company Board considered the Company's limitations as a public company as discussed above, including its limited financial resources. The Company Board believed that an improvement in these factors affecting the Company's prospects was not likely in the immediate future. Although the Merger will not allow the shareholders to participate in the Company's future growth, if any, the Company Board concluded that this potential benefit of remaining public was outweighed by the risks and uncertainties associated with the Company's future prospects. The Company Board also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the shareholders an opportunity to have a speculative future return.

   In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, the Company Board did not do so. In addition, individual members of the Company Board may have given different weights to different factors. Rather, the Company Board viewed its positions and recommendations as being based on the totality of the information presented to and considered by it.

   The Company Board (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized the execution and delivery of the Merger Agreement, (iv) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and (v) recommended that the Company's shareholders approve and adopt the Merger Agreement.

 Opinion of the Financial Advisor

   On July 3, 2001, CoView rendered its opinion that, as of such date, the consideration to be received by the holders of Common Stock of the Company in the proposed Offer and subsequent Merger was fair from a financial point of view to such shareholders.

   The Fairness Opinion is addressed to the Board of Directors and does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender his shares of Company Common Stock in the Offer or how such shareholder should vote at any shareholders' meeting in connection with the Merger. This summary of the CoView Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion attached hereto as Annex A.

   In arriving at the Fairness Opinion, among other things, CoView took the actions described below:

  . reviewed the draft Merger Agreement dated June 29, 2001 and discussed with management and representatives of the Company the proposed material terms of the Offer and the Merger (together, the "Transaction");

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  . reviewed the Company's Annual Reports to Shareholders for the fiscal years 1995 through 2000 and the Company's Annual Reports on Form 10-K and related financial statements and certain other relevant financial and operating information of the years ended January 1, 2000 and December 30, 2000, the Company's Quarterly Report on Form 10-Q and related financial statements and certain other relevant financial and operating information for the quarter ended March 31, 2001;

  . reviewed certain information, including financial forecasts provided to CoView by the management of the Company relating to the business, earnings, cash flow, assets and prospects of the Company and conducted discussions with members of senior management of the Company concerning the Company's business, prospects and the forecasts provided to CoView by the management of the Company;

  . examined the historical market prices for the Common Stock of the Company and compared such prices with those of certain publicly traded companies which CoView deemed to be relevant;

  . reviewed the financial position and results of operations of the Company and compared them with those of certain publicly traded companies which CoView deemed to be relevant;

  . reviewed the proposed financial terms of the Transaction and compared them with the financial terms of certain other business combinations which CoView deemed to be relevant;

  . reviewed the premiums paid in other business combinations relative to the proposed consideration and closing price of the Shares prior to the announcement;

  . reviewed such other financial studies and analyses, performed such other investigations and took into account such other matters as CoView deemed to be material or otherwise necessary to render the Fairness Opinion, including its assessment of economic and market conditions generally.

   CoView relied upon and assumed, without independent verification, the accuracy and completeness of information which was publicly available or that was furnished to CoView by or on behalf of the Company. CoView conducted a physical inspection of the Company's facilities in Atlanta. CoView further assumed that the financial forecasts provided to it by the Company were reasonably prepared on a basis reflecting the best judgment and available estimates of management and that such forecasts will be realized in the amounts and at the times contemplated. CoView took into account its assessment of general economic, financial, market and industry conditions as they existed and could be evaluated as of the date of the Fairness Opinion, as well as their experience in business valuations in general.

   CoView's Fairness Opinion is based on economic, market and other considerations as in effect on, and the information made available as of, the date of such Fairness Opinion. CoView does not have any obligation to update, revise, or reaffirm such opinion.

   In accordance with customary investment banking practice, CoView employed generally accepted valuation methods in reaching the Fairness Opinion. The following is a summary of the material financial analyses utilized by CoView in connection with providing its opinion.

   Public Trading Multiples. Using publicly available information, CoView compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which CoView judged to be analogous to the Company. For each comparable company, CoView calculated multiples based on publicly available financial data for the latest twelve months ("LTM"), specifically multiples of firm value to LTM revenues, firm value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), firm value to LTM earnings before interest and taxes ("EBIT") and firm value to net LTM earnings ("P/E"). These multiples were then compared to those implicit in the Transaction.

   Selected Transaction Analysis. Using publicly available information, CoView examined selected transactions with respect to similar apparel industry acquisitions. For each of these transactions with disclosed consideration and available financial results of the company acquired, CoView calculated firm value as a multiple of LTM revenues, as a multiple of LTM EBITDA and as a multiple of LTM EBIT. CoView also calculated equity value as a multiple of LTM net income and as a multiple of book value. These multiples were then compared to those implicit in the Transaction.

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   Premium Analysis. Using publicly available information, CoView reviewed purchase price premiums paid for the stock of selected publicly held apparel companies as well as a group of companies in a broad range of industries. This analysis measured the purchase price premiums paid by acquirors over the prevailing stock market prices of targets prior to the announcement of an offer. These premiums were then compared to the premium implicit in the Transaction.

   Discounted Cash Flow Analysis. Using estimates of future results provided by management, and assuming a terminal value at the end of 2003, CoView calculated the present value of the future stream of cash available to shareholders. This value was then compared to the proposed consideration.

   After considering the results of these analyses, CoView concluded that the consideration to be received in the Offer and the Merger is fair to the Company's shareholders from a financial point of view.

   The summary set forth above does not purport to be a complete description of the analyses or data presented by CoView, but represents a summary of the procedures followed by CoView. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. CoView believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. CoView relied on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry specific factors. CoView's analyses are not necessarily indicative of actual values or actual future results that might be achieved.

 Intent to Tender

   Pursuant to the Stockholders' Agreement, dated as of July 9, 2001, Isador E. Mitzner, the Company's Chairman and Chief Executive Officer, and J. David Keller, the Company's President and a director, who together own approximately 61.7% of the outstanding Shares, have agreed, among other things, to accept the Offer and to tender their shares in the Offer. To the knowledge of the Company, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options), subject to the terms and conditions of the Merger Agreement.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

   Pursuant to the terms of an engagement letter dated February 5, 2001 (the "CoView Engagement Letter"), the Company Board retained CoView as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company.

   The Company agreed in the CoView Engagement Letter to pay CoView (i) a retainer of $25,000 to be credited against a success fee, and (ii) a success fee equal to 2% of the consideration received (including debt assumed) in the transaction (1 1/4% in the case of a transaction led by a management group in which Mr. Mitzner holds a 50% or greater equity interest following the transaction). The Company also agreed to reimburse CoView for its reasonable out-of-pocket expenses if incurred with the explicit permission and approval of the Company. In the CoView Engagement Letter, the Company agreed to indemnify CoView against certain liabilities arising out of CoView's engagement.

   Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors or affiliates.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as described in this Statement with respect to the Offer and the Merger, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information.

 Section 14(f) Information Statement

   The Information Statement attached as Schedule I hereto is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's and Purchaser's right pursuant to the Merger Agreement (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Company Board otherwise than at a meeting of the shareholders of the Company.

 Other

   The information contained in the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits (a)(1) and (a)(2), respectively hereto, are incorporated herein by reference.

Item 9. Exhibits.

 Exhibit No. Description
 ----------- -----------
   (a)(1)    Offer to Purchase, dated July 13, 2001.*
   (a)(2)    Letter of Transmittal.*
   (a)(3)    Letter to Shareholders, dated July 13, 2001.+
             Joint Press Release issued by Parent and the Company on July 10,
   (a)(4)    2001.*
             Fairness Opinion of CoView, dated July 3, 2001 (included as Annex
   (a)(5)    A to this Statement).+
   (e)(1)    Agreement and Plan of Merger, dated as of July 9, 2001, by and among Parent, Purchaser and the Company.*
   (e)(2)    Stockholders' Agreement, dated as of July 9, 2001, among Parent,
             Isador E. Mitzner and J. David Keller.*
   (g)       None.

--------
+  Included in copies mailed to the shareholders of the Company.
* Incorporated by reference to Schedule TO filed by Parent, Purchaser and the Company.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          FULL LINE DISTRIBUTORS, INC.

                                          By: /s/ Isador E. Mitzner
                                             __________________________________
                                          Name: Isador E. Mitzner
                                          Title: Chairman of the Board and
                                                Chief Executive Officer

Dated: July 13, 2001

                                                                      SCHEDULE I

                          FULL LINE DISTRIBUTORS, INC.
                               1200 AIRPORT DRIVE
                           BALL GROUND, GEORGIA 30107

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THESECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

General

   This Information Statement is being mailed on or about July 13, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Full Line Distributors, Inc., a Georgia corporation (the "Company"), to the holders of record of shares of common stock, without par value (the "Shares") of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board"). As of July 6, 2001, there were 4,222,501 Shares outstanding.

   On July 9, 2001, the Company, Broder Bros., Co., a Michigan corporation ("Parent" or "Broder"), and FLD Acquisition Corp., a Georgia corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $2.95 per Share, net to the seller in cash, without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

   The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") to the Company Board as will give Purchaser representation proportionate to its ownership interest, subject to certain conditions. The Merger Agreement requires the Company to take such action as Parent may request to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

Right to Designate Directors; Purchaser Designees

   Promptly upon the payment by Purchaser for Shares equal to at least a majority of the outstanding Shares, Purchaser shall be entitled to designate up to such number of directors on the Company Board, rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock directly or indirectly beneficially owned by Purchaser and Parent and the denominator of which shall be the number of shares of Common Stock then outstanding. Subject to applicable law, the Company shall take all action requested by Parent which is reasonably necessary to effect any such election. Parent and Purchaser shall be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. In furtherance thereof, the Company shall increase the size of the Company Board (subject to the limitations set forth in the Company's Articles of Incorporation or the Company's Bylaws or imposed by applicable law), or use its reasonable best efforts to secure the resignation of directors, or both, as is reasonably necessary to permit the Purchaser Designees to be elected to the Company Board.

   The following table sets forth certain information with respect to individuals Purchaser may designate as the Purchaser Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The business address for Mr. Tyra and Mr. Turkin is c/o Broder Bros., Co., 45555 Port Street, Plymouth, Michigan 48170 and the business address for Mr. Myers and Mr. Conard is c/o Bain Capital NY, LLC, 745 5th Avenue, New York, New York 10151.

                           Present Principal Occupation or Employment;
 Name           Age     Material Positions Held During the Past Five Years
 ----           --- ---------------------------------------------------------
 Vincent Tyra..  35 Director and Chief Executive Officer of Broder since May
                    2000. President of Fruit of the Loom Activewear and
                    Executive Vice President of Fruit of the Loom from 1997
                    through 1999. Executive Vice President of T-Shirts & More
                    from 1992 through 1997.

 Todd Turkin...  45 President and Chief Operating Officer of Broder.

 Thomas Myers..  52 Executive Vice President of Bain Capital since May 2000.
                    Founding partner in 1997 of Emanem Partners, an international strategy consulting firm. Senior advisor of the Parthenon Group from 1996 to 1997.

 Edward Conard.  44 Managing Director of Bain Capital.

   Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

   Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

Directors and Executive Officers of the Company

   The following sets forth information regarding the current directors and executive officers of the Company.

 Name                                Position with Company
 ----                  -------------------------------------------------
 Isador E. Mitzner.... Chairman of the Board and Chief Executive Officer
 J. David Keller...... President, Secretary and Director
 Gina Watson-McElroy.. Executive Vice President--Operations
 Kenneth L. Bernhardt. Director
 Irwin Lowenstein..... Director
 Steve Kuranoff....... Director

   Isador E. Mitzner, age 49, was the founder of the Company and has served as its Chairman and Chief Executive Officer since its inception in 1978.

   J. David Keller, age 53, joined the Company in March 1981 and has served as President of the manufacturing division since 1987. Mr. Keller has served as a director of the Company since 1986, as President since October 1993, and as Secretary of the Company since March 1995. For three years prior to joining the Company, Mr. Keller worked for Hanes Activewear as a sales representative in the Southeast United States and the Caribbean.

   Gina Watson-McElroy, age 38, joined the Company in December 1999 and has served as Executive Vice President-Operations since July 1998. Ms. Watson-McElroy served as Merchandising Manager of the Company from December 1991 through June 1994, Vice President of Product Development from June 1994 through December 1995, and Vice President of Manufacturing Operations from December 1995 through June 1998.

   Kenneth L. Bernhardt, age 57, is Regents Professor of Marketing and former Chairman of the Department of Marketing at Georgia State University, Atlanta, Georgia where he has been a member of the faculty since 1972. Mr. Bernhardt has served as a director of the Company since July 1994. He also serves as a director of UPS Capital Corporation and Third Millennium Communications, Inc.

   Irwin Lowenstein, age 65, served as President of Rhodes, Inc., a national furniture retailer based in Atlanta, from 1977 to 1998, as Chief Executive Officer of such company from 1989 to 1998 and as Chairman of the Board from 1994 to 1998. Mr. Lowenstein has served as a director of the Company since July 1994. Mr. Lowenstein also serves as a director of Goody's Family Clothing, Inc.

   Steve Kuranoff, age 56, has served as a director of the Company since May 2001. Mr. Kuranoff owned and operated Southeastern Tape Distributors for 25 years. He retired in January 2000.

   The Company currently does not have a full-time Chief Financial Officer. Mickie Schneider, the Company's Controller, is serving as Acting Chief Financial Officer.

Additional Information Concerning the Board of Directors

   Other than the directorships held by Messrs. Bernhardt and Lowenstein, no other directorships are held by directors of the Company in other companies registered under Section 12 or subject to the requirements of Section 15(d) of the Exchange Act or registered as an investment company under the Investment Company Act of 1940.

   There are no family relationships among any of the directors or executive officers of the Company.

   Committees of the Board of Directors. The Company's Board of Directors presently has the following standing committees:

   (A) The Audit Committee, currently comprised of Messrs. Bernhardt, Kuranoff and Lowenstein. The Audit Committee, which met four times in 2000, is authorized to review and make recommendations to the Board of Directors on the results of the Company's external audit and to recommend to the Board of Directors the appointment of independent auditors for the Company.

   (B) The Compensation Committee, currently comprised of Messrs. Bernhardt and Lowenstein. The Compensation Committee, which did not meet in 2000, is authorized to review and make recommendations to the Board of Directors with respect to establishing salaries, bonuses and other compensation for the Company's officers.

   The Company does not have a Directors Nominating Committee, that function being reserved to the entire Board of Directors.

   During 2000, the Board of Directors held a total of four meetings and acted twice by unanimous written consent. Each incumbent director attended at least 75% of the aggregate number of meetings held by the Board and by the Committees of the Board on which he served during the term of his service.

   Director Compensation. Non-employee directors are currently paid $5,000 per year and $500 per Board or committee meeting attended, plus their expenses in attending such meetings. Directors who are also Company employees are not additionally compensated for their services as members of the Board of Directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, certain officers and persons who own more than 10% of the outstanding common stock of the Company, to file with the Securities and Exchange Commission reports of changes in ownership of the common stock of the Company held by such persons. Officers, directors and greater than 10% shareholders are also required to furnish the Company with copies of all forms they file under this regulation. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% shareholders were complied with.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information as of July 6, 2001 with respect to the beneficial ownership of the Company's common stock by (i) each person known by the Company to own beneficially more than five percent (5%) of the Company's common stock, (ii) each director of the Company and each nominee for director, (iii) each of the executive officers of the Company named in the Summary Compensation table on page S-7, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the named person has sole voting and investment power with respect to all shares.

                                             Shares of
                                            Common Stock          Percent of
Beneficial Owner                         Beneficially Owned   Outstanding Shares
----------------                         ------------------   ------------------
Isador E. Mitzner.......................     2,080,944(1)            47.9%
1200 Airport Drive
Ball Ground, Georgia 30107

J. David Keller.........................       650,651               15.4
1200 Airport Drive
Ball Ground, Georgia 30107

Nathan Koenigsberg......................       273,504                6.5
2606 Oakmont
Ft. Lauderdale, Florida 33332

Paul H. O'Leary.........................       250,500(2)             6.0
One Penn Plaza
Suite 4720
New York, New York 10119

Kenneth L. Bernhardt....................        20,000(3)(4)            *

Irwin Lowenstein........................        15,000(4)               *

Gina Watson-McElroy.....................        42,875(5)               *

Steve Kuranoff..........................           --                 --

All Directors and Executive Officers as
 a Group (6 persons)....................     2,809,470(6)            63.8%

--------
*  Less than 1%.
(1) Includes 125,000 shares underlying stock options that will become exercisable within 60 days.
(2) Based upon a Schedule 13D dated August 19, 1999 filed by Paul H. O'Leary. The Schedule 13D states that of the 250,500 shares beneficially owned by Mr. O'Leary, he directly owns 8,500 S-5 shares, 132,500 shares are owned by Raffles Associates, L.P., 47,500 shares are owned by Channel Partnership II, L.P. and 62,000 shares are owned by C.C. Partnership, Ltd. The Schedule 13D states that Mr. O'Leary has sole voting and dispositive power with respect to all 250,500 shares by virtue of his serving as the sole general partner of the Raffles Partnership and as co-general partner of the Channel Partnership and the C.C. Partnership. Mr. O'Leary disclaims beneficial ownership of a portion of the shares held by the Raffles Partnership, the Channel Partnership and the C.C. Partnership. The Company makes no representation as to the accuracy or completeness of the information reported.
(3) Shares owned jointly by Mr. Bernhardt and his wife.
(4) Includes 8,000 shares subject to presently exercisable stock options.
(5) Includes 42,375 shares subject to presently exercisable stock options.
(6) Includes an aggregate of 183,375 shares subject to presently exercisable stock options.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

   In accordance with the proxy statement rules of the Securities and Exchange Commission, the Compensation Committee of the Board of Directors of the Company offers the following report regarding compensation policies for executive officers and the Chief Executive Officer of the Company with respect to compensation paid to such persons during the last fiscal year.

   During 2000, the Compensation Committee of the Company was comprised of Kenneth L. Bernhardt and Irwin Lowenstein, each a non-employee director of the Company. It is the Committee's responsibility to establish the salaries, bonuses and other compensation of the Chief Executive Officer and other executive officers of the Company. In formulating its compensation policy and decisions, the Compensation Committee endeavors to provide a competitive compensation package that enables the Company to attract and retain key executives and to integrate compensation programs with the Company's annual and long- term business strategies and objectives and focus executive actions on the fulfillment of those objectives.

   The Company's executive compensation program generally consists of base salary, annual incentive compensation and long-term equity incentives in the form of stock options. Base salaries for executive officers are reviewed and adjusted annually following a review of the Company's performance during the previous fiscal year, the individual's contribution to that performance and the individual's level of responsibility. Typically, in order to align executive officers' interests more closely with the interests of the shareholders of the Company, the Company's long-term compensation program emphasizes the grant of stock options exercisable for shares of common stock. The amount of such awards, if any, may be suggested from time to time by the Compensation Committee, subject to final action by the Board of Directors. The Compensation Committee and the Board of Directors may take into account various factors in evaluating the size of stock option grants, including the need to attract and retain individuals who will provide valuable service to the Company.

   For fiscal 2000, Isador Mitzner, the Company's Chief Executive Officer, received a salary of $196,154. In addition, the Compensation Committee previously approved a bonus plan for Mr. Mitzner pursuant to which he is eligible to earn a bonus based on the Company's operating results compared to budget for the year. For fiscal 2000, Mr. Mitzner was awarded a bonus of $25,000 pursuant to such plan.

   In approving the compensation paid to Mr. Mitzner in 2000, the Compensation Committee considered the following factors:

     (i) the reasonableness of Mr. Mitzner's salary relative to that of chief executive officers of similarly situated public companies;

     (ii) the fact that Mr. Mitzner was already amply incentivised to have the Company perform well by virtue of his ownership of a substantial percentage of the common stock of the Company; and

     (iii) the fact that Mr. Mitzner previously took almost no salary for one and one-half years to reflect the prior disappointing financial results of the Company.

   With respect to the other executive officers of the Company (Mr. Keller and Ms. Watson-McElroy), the Compensation Committee considered the salaries to be commensurate with those paid to similarly positioned executives in similar companies.

                                          Kenneth L. Bernhardt
                                          Irwin Lowenstein

                         EXECUTIVE OFFICER COMPENSATION

   The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and any other officer whose total cash compensation during 2000 exceeded $100,000 (the "Named Executive Officers") for the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999.

                           Summary Compensation Table

                                     Annual               Long Term
                                  Compensation       Compensation Awards
                                -----------------    -------------------
                                                           Shares
        Name and         Fiscal                          Underlying         All Other
   Principal Position     Year   Salary   Bonus            Options       Compensation(1)
   ------------------    ------ -------- --------    ------------------- ---------------
Isador E. Mitzner         2000  $196,154 $ 25,000              --            $4,444
  Chairman and Chief
   Executive Officer      1999   100,000  100,000(2)           --             2,564
                          1998    47,458   75,000(2)       125,000            1,186

J. David Keller           2000  $159,513      --               --            $2,153
  President and
   Secretary              1999   159,513      --               --             2,153
                          1998   159,513      --               --             2,402

Gina Watson-McElroy       2000  $150,010 $ 55,320(2)           --            $2,525
  Executive Vice
   President--Operations  1999   124,527   18,210(2)        37,500            2,080
                          1998    93,042    7,500           36,000            2,455

--------
(1) Represents the Company's matching contribution under the Company's 401(k) Plan.
(2) Bonus earned in fiscal year indicated, but paid in following fiscal year.

Options

   In fiscal 2000, no stock options were granted to or exercised by any of the Named Executive Officers. The following table provides information regarding the value of options outstanding for the Named Executive Officers at December 30, 2000:

                         Fiscal Year End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                 Options at Fiscal       In-the-Money Options
                                     Year End             at Fiscal Year End
Name                         Exercisable/Unexercisable Exercisable/Unexercisable
----                         ------------------------- -------------------------
Isador E. Mitzner...........       83,333/41,667                 $0/$0
J. David Keller.............            0/0                      $0/$0
Gina Watson-McElroy.........       42,375/46,125             $4,908/$3,864

                            STOCK PERFORMANCE GRAPH

   Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the American Stock Exchange Index and a composite index for corporations in the same industry as the Company, classified by Standard Industrial Classification (SIC) code (the "Industry Index"), for the Company's last five fiscal years. The Company's common stock began trading on the American Stock Exchange on February 8, 2000. The common stock was previously quoted on the Nasdaq Stock Market and the OTC Bulletin Board under the symbol "LATS." The graph assumes that the value of the investment in the Company's common stock and each index was $100 on January 1, 1996. The change in cumulative total return is measured by dividing (i) the sum of (a) the cumulative amount of dividends for the period, assuming dividend reinvestment, and (b) the change in share price between the beginning and end of the period, by (ii) the share price at the beginning of the period. The Company has not paid any cash dividends.

                              [PERFORMANCE GRAPH]

                     ASSUMES $100 INVESTED ON JAN. 01, 1996
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING DEC. 30, 2000

                                                         Fiscal Year
                                   January 1, ----------------------------------
                                      1996     1996   1997   1998   1999   2000
                                   ---------- ------ ------ ------ ------ ------
Full Line Distributors, Inc.......  $100.00    30.23  34.78  54.44  57.46  45.39
American Stock Exchange Index.....  $100.00   105.52 126.97 125.25 156.15 154.23
Industry Index....................  $100.00   110.58  83.60 150.24 140.49 152.68